Exhibit 99.1

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of June 15, 2014, is entered into by and between tw telecom inc., a Delaware corporation (the “Company”), the entity listed on Schedule A hereto (the “Stockholder”) and, solely for purposes of Sections 5, 9 and 10 hereof, Level 3 Communications, Inc., a Delaware corporation (“Parent”).

WHEREAS, the Stockholder owns (both beneficially and of record) in the aggregate 55,498,593 shares of the common stock of Parent, par value $0.01 per share (“Mercury Common Stock”), (such shares of Mercury Common Stock together with any shares of Mercury Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”);

WHEREAS, the Company, Parent, Saturn Merger Sub 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 1”), and Saturn Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, the Company has requested the Stockholder to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement; provided, that for purposes of this Agreement, none of Parent or any of its Subsidiaries shall be deemed to be an Affiliate of the Stockholder.

SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

2.1 Title to the Shares. The Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Mercury Common Stock set forth opposite the name of the Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Mercury Common Stock, or any other securities convertible into or exercisable for any shares of Mercury Common Stock (all collectively being “Mercury Securities”) owned beneficially and of record by the Stockholder. Except as set forth in the Stockholder Rights Agreement, the Stockholder does not have any rights of any nature to acquire any additional Mercury Securities. Except as set forth in the Stockholder Rights Agreement and the Security Control Agreement, the Stockholder owns all of such shares of Mercury Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Mercury Common Stock owned by it. “Stockholder Rights Agreement” means that certain stockholder rights agreement, dated as of April 10, 2011, between Parent and Stockholder, as amended by the Amendment to the Stockholder Rights Agreement dated, as of November, 28, 2011. “Security Control Agreement” means that certain security control agreement, dated, as of September 26, 2011 between Parent and the U.S. Department of Defense, Defense Security Service.

2.2 Organization. The Stockholder is duly organized, validly existing, and in good standing or similar concept under the laws of the jurisdiction of its organization.

2.3 Authority Relative to this Agreement. The Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by the Company and the Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity (whether considered in a proceeding in equity or at law).

2.4 No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the organizational documents of the Stockholder or any other agreement to which the Stockholder is a party, or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation (collectively “Laws”) applicable to the Stockholder or to the Stockholder’s property or assets.

SECTION 3. Covenants of the Stockholder. The Stockholder hereby covenants and agrees with the Company as follows:

3.1 Restriction on Transfer. Prior to the termination of this Agreement, the Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Shares.

3.2 Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify the Company of the number of any new shares of Mercury Common Stock or any other Mercury Securities acquired directly or beneficially by the Stockholder, if any, after the date of this Agreement. Any such shares of Mercury Common Stock shall become “Shares” within the meaning of this Agreement.

3.3 Nonsolicitation.

(a) None of the Stockholder or any of its Subsidiaries shall (whether directly or indirectly through directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) the Stockholder authorize or permit any of its officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than the Company) relating to any Parent Acquisition Proposal, or agree to or endorse any Parent Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Parent Acquisition Proposal, or (y) approve or endorse any Parent Acquisition Proposal; (iii) enter into or participate in any discussions or negotiations in connection with any Parent Acquisition Proposal or inquiry with respect to any Parent Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Parent Acquisition Proposal; or (iv) agree to resolve to take or take any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Stockholder shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Stockholder shall promptly inform its representatives and advisors of the Stockholder’s obligations under this Section 3.3. Any violation of this Section 3.3 by any representative of the Stockholder or its Subsidiaries shall be deemed to be a breach of this Section 3.3 by the Stockholder. For purposes of this Section 3.3, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Stockholder, Parent or any Subsidiaries of Parent.

(b) Notwithstanding the foregoing, the Stockholder, directly or indirectly through its directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Parent Stockholders Meeting, engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Parent Acquisition Proposal not resulting from or arising out of a breach of Section 3.3(a) of this Agreement to the extent that the Parent, its Subsidiaries and controlled Affiliates, officers, directors, representatives, advisors or other intermediaries are permitted to do so under Section 7.4 of the Merger Agreement.

3.4 Restrictions on Hedging. Prior to the termination of this Agreement, without the Company’s prior written consent, the Stockholder shall not directly or indirectly enter into any forward sale, hedging or similar transaction involving any Mercury Securities, including any transaction by which any of the Stockholder’s economic risks and/or rewards or ownership of, or voting rights with respect to, any such Mercury Securities or Mercury Common Stock are transferred or affected.

SECTION 4. Voting Agreement.

4.1 Voting Agreement. The Stockholder hereby agrees that, at any meeting of the stockholders of Parent, however called, in any action by written consent of the stockholders of Parent, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:

(a) in favor of adoption of the Parent Charter Amendment and the approval of the Parent Share Issuance;

(b) against any action or agreement that has or would be reasonably likely to result in any conditions to Parent’s obligations under Article VIII of the Merger Agreement not being fulfilled;

(c) against any Parent Acquisition Proposal;

(d) against any amendments to the Parent Organizational Documents if such amendment would reasonably be expected to prevent or delay the consummation of the Closing; and

(e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Combination or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.

Notwithstanding the foregoing, the Stockholder shall have no obligation to vote any of its Mercury Common Stock in accordance with this Section 4.1: (a) if, without the prior written consent of the Stockholder, there is any amendment to the Merger Agreement that (i) alters or changes the Merger Consideration, or (ii) adversely affects the holders of the Mercury Common Stock or (b) if, in connection with the consummation of the transactions contemplated under the Merger Agreement, any of the following would reasonably be expected to occur (i) any of the rights of the Stockholder or its Affiliates in Parent, including with respect to the Stockholder’s director designees on the Parent Board, being impaired or limited (other than in de minimis respects), including without limitation those rights under the Stockholder Rights Agreement or (ii) any obligations, duties or limitations being imposed on the Stockholder or its Affiliates (other than in de minimis respects), including with respect to the Stockholder’s designees on the Parent Board, other than those such obligations, duties and limitations existing in the Stockholder Rights Agreement, the Security Control Agreement, or in any other agreement between the Stockholder and any other Governmental Entity in the United States of America relating to national security matters, in each case existing as of the date hereof (each an “Adverse Event”).

4.2 Other Voting. The Stockholder may vote on all issues that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

4.3 No Limitation. Nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any designee, representative, officer or employee of the Stockholder or any of its Affiliates serving on Parent’s Board of Directors in such person’s capacity as a director of Parent, and no such action taken by such person in his capacity as a director of Parent shall be deemed to violate any of the Stockholder’s duties under this Agreement.

SECTION 5. Representations and Warranties and Covenants of Parent and the Company. Each of Parent and the Company hereby represents and warrants to, and covenants with, the Stockholder, only as to itself and not as to the other, as follows:

5.1 Organization. Each of Parent and the Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

5.2 Authority Relative to this Agreement. Each of Parent and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and the Company and the consummation by each of Parent and the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of Parent and the Company. This Agreement has been duly and validly executed and delivered by each of Parent and the Company and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each of Parent and the Company, enforceable against each of Parent and the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and the Company does not, and the performance of this Agreement by each of Parent and the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent or the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of the Parent or the Company or any other agreement to which Parent or the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or the Company or to Parent’s or the Company’s property or assets.

5.4 Each of Parent and the Company shall, to the extent: (x) any information of, or relating to the Stockholder and/or any of its Affiliates, and/or their relationship with Parent (“Stockholder Information”), is to be used or included in connection with, or in relation to, the satisfaction or waiver of any of the conditions set forth in Article VIII of the Merger Agreement, or (y) any consultations or discussions take place with, or requests for approvals or clearances are made to, any Governmental Entities relating to foreign ownership, control or influence issues arising from or relating to the transactions contemplated by the Merger Agreement that would reasonably be expected to affect the Stockholder (collectively, the activities referred to in clauses (x) and (y) above are referred to as “Significant Actions”): (a) cooperate in all reasonable respects and consult with the Stockholder, its representatives and/or advisors in connection with any filing or submission under any applicable Law, and in connection with any investigation or other inquiry related thereto, including by allowing the Stockholder, its representatives and/or advisors to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions in connection with or relating to any Significant Actions, (b) promptly inform the Stockholder, its representatives and/or advisors of any substantive communication received by or on behalf of Parent or the Company from, or given by or on behalf of Parent or the Company to, any Governmental Entities under any applicable Law, by promptly providing copies to the Stockholder, its representatives and/or advisors of any such written substantive communications, in connection with or relating to any of the foregoing Significant Actions, and (c) permit the Stockholder, its representatives and/or advisors to review any substantive communication that it gives to, and consult with the Stockholder, its representatives and/or advisors in advance of any substantive meeting, telephone call or conference with, any Governmental Entities under any applicable Law, and provide the Stockholder with a fair and accurate summary of any such meetings, telephone calls or conferences, in each case in connection with or relating to any Significant Actions, and, in all cases, where any Stockholder Information is to be used or included in any of the Significant Actions, the prior written approval of the Stockholder shall be obtained for the form, content and context in which the Stockholder Information appears or be used in any such Significant Action (which approval shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt and without prejudice to the foregoing, any application or filing taken in connection with the consummation of the transactions contemplated under the Merger Agreement will not require the approval of the Stockholder.

5.5 Each of Parent and the Company shall use its commercially reasonable efforts to ensure that, after the Parent Stockholders Meeting, no Adverse Event shall occur.

SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request in order to vest, perfect, confirm or record the rights granted to the Company under this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholder shall and hereby does authorize the Company to notify Parent’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Stockholder further agrees to cause Parent not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of Parent affecting the Mercury Common Stock or other voting securities of Parent, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Mercury Common Stock or other Mercury Securities issued to or acquired by the Stockholder.

SECTION 9. Termination. Notwithstanding anything to the contrary contained herein, the term of this Agreement and the obligations of the parties hereto shall commence on the date hereof and shall terminate upon the earliest of (i) the mutual agreement of the Company and the Stockholder, (ii) the Effective Time, and (iii) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the above, the Stockholder shall be entitled to terminate the Agreement on the occurrence of any of the following, (a) any Adverse Event, or (b) if there is a continuing material breach by Parent and the Company of Section 5 of this Agreement.

SECTION 10. Miscellaneous.

10.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

10.2 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

10.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

10.4 Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

10.5 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

10.8 Notices.

(a) Any notices, reports or other correspondence (hereinafter collectively referred to as “correspondence”) required or permitted to be given hereunder shall be sent by telecopy/facsimile, postage prepaid first class mail, courier or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. Except as specifically set forth below, the date of giving any notice shall be the date of its actual receipt.

(b) All correspondence to the Company shall be addressed as follows:

tw telecom inc.

10475 Park Meadows Drive

Littleton, CO 80124

Telecopy/Facsimile: (303) 566-1777

Attention: Tina Davis, Esq., Senior Vice President and General Counsel

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telecopy/Facsimile: (212) 403-1000

Attention: Steven A. Rosenblum

Stephanie J. Seligman

(c) All correspondence to the Stockholder shall be addressed as follows:

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01 Millenia Tower

Singapore 039192

Telecopy/Facsimile: + 65 6720-7220

Attention: Head of Legal & Secretariat

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Telecopy/Facsimile: 65.6536.1171

Attention: Michael W. Sturrock

(d) All correspondence to Parent shall be addressed as follows:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80303

Telecopy/Facsimile: 720-888-5127

Attention: John M. Ryan, Executive Vice President, Chief Legal Officer and Secretary

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Telecopy/Facsimile: (212) 728-8111

Attention: David K. Boston

                 Laura L. Delanoy

(e) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

10.9 Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of Delaware.

10.10 Exclusive Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of Delaware. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 10.8 together with written notice of such service to such party, shall be deemed effective service of process upon such party.

10.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

TW TELECOM INC.

By:	/s/ Larissa L. Herda
Name: Larissa L. Herda
Title: Chairman CEO

[Signature Page to the Voting Agreement]

STT CROSSING LTD.

By:	/s/ Ho Koon Lian Irene
Name: Ho Koon Lian Irene
Title: Director

[Signature Page to the Voting Agreement]

LEVEL 3 COMMUNICATIONS, INC., solely for purposes of Sections 5, 9 and 10 hereof

By:	/s/ John M. Ryan
Name: John M. Ryan
Title: Chief Legal Officer

[Signature Page to the Voting Agreement]

SCHEDULE A

Name of Stockholder	Number and Class of Shares Owned	Total Number of Votes

STT Crossing Ltd.	55,498,593 shares of Common Stock	55,498,593